[Reference Translation]

May 11, 2022

To Whom It May Concern

Company Name: Toyota Motor Corporation
Name and Title of Representative: Akio Toyoda, President
(Code Number: 7203 Prime of Tokyo Stock Exchange and Premier of Nagoya Stock Exchange)
Name and Title of Contact Person: Masayoshi Hachisuka, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning Toyota’s filing of Shelf Registration Statement regarding the Restricted Stock Compensation Plan

Toyota Motor Corporation (“Toyota”) has resolved at the Meeting of the Board of Directors held on May 8, 2019 to newly introduce a restricted stock compensation plan for the members of the Board of Directors of Toyota (excluding outside members of the Board of Directors) and the Operating Officers of Toyota who don’t serve as a Board of Directors. In addition, at the 115th Ordinary General Meeting of Shareholders held June 13, 2019, share compensation was approved by the shareholders to set a maximum amount of 4.0 billion yen per year for the Board of Directors of Toyota (excluding outside members of the Board of Directors).

Toyota hereby announces that Toyota filed a Shelf Registration Statement regarding the Restricted Stock Compensation Plan as of today.

Main Content of Shelf Registration Statement

(1)	Purpose of Shelf Registration	To grant shares of Toyota’s common stock as stock compensation to members of the Board of Directors of Toyota (excluding outside members of the Board of Directors) and the Operating Officers of Toyota who don’t serve as a Board of Directors.

(2)	Class of Securities to be Offered	Shares of Toyota’s common stock

(3)	Scheduled Issue Period	From the planned effevtive date of the shelf registration until one (1) year after that date. (From May 19, 2022 to May 18, 2023)

(4)	Scheduled Issue Amount	Up to 4,000,000,000 yen

(5)	Use of Proceeds	The issuance is made by making an in-kind contribution to Toyota of the monetary compensation receivables to be granted to the grantee of the shares of Toyota’s common stock. There is no monetary payment.

End

Note: This presss release has been prepared for the purpose of announcing to the public certain matters relating to the filing of a shelf registration statement regarding issuance of new shares as the restricted stock compensation plan, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release does not constitute an offer or sale of securities in the United States. The securities referred to above have not been, and will not be registered under the United States Securities Act of 1933, as amended (hereinafter “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.